UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES ACT OF 1933

(Amendment No.)*

Perceptive Capital Solutions Corp
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G70077105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Perceptive Capital Solutions Holdings

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,442,500[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,442,500[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,442,500[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.1%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
Represents 286,250 Class A ordinary shares and 2,156,250 Class A ordinary shares to be issued upon the automatic conversion of 2,156,250 Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B ordinary shares”) at the time of the Issuer’s initial business combination.

2
Calculated based on (i) 8,911,250 Class A ordinary shares outstanding as of August 14, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2024 with the U.S. Securities and Exchange Commission, and (ii) 2,156,250 Class A ordinary shares issuable upon conversion of 2,156,250 Class B ordinary shares beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Adam Leo Stone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,442,500[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,442,500[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,442,500[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.1%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1
Represents 286,250 Class A ordinary shares and 2,156,250 Class A ordinary shares to be issued upon the automatic conversion of 2,156,250 Class B ordinary shares at the time of the Issuer’s initial business combination.

2
Calculated based on (i) 8,911,250 Class A ordinary shares outstanding as of August 14, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2024 with the U.S. Securities and Exchange Commission, and (ii) 2,156,250 Class A ordinary shares issuable upon conversion of 2,156,250 Class B ordinary shares beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Michael Seth Altman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,442,500[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,442,500[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,442,500[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.1%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1
Represents 286,250 Class A ordinary shares and 2,156,250 Class A ordinary shares to be issued upon the automatic conversion of 2,156,250 Class B ordinary shares at the time of the Issuer’s initial business combination.

2
Calculated based on (i) 8,911,250 Class A ordinary shares outstanding as of August 14, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2024 with the U.S. Securities and Exchange Commission, and (ii) 2,156,250 Class A ordinary shares issuable upon conversion of 2,156,250 Class B ordinary shares beneficially owned by the Reporting Persons.

Item 1(a).	Name of Issuer

Perceptive Capital Solutions Corp (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

51 Astor Place, 10th Floor, New York, New York, 10003

Item 2(a).	Names of Persons Filing

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

(i)	Perceptive Capital Solutions Holdings (the “Sponsor”);
(ii)	Adam Leo Stone (“Mr. Stone”); and
(iii)	Michael Seth Altman (“Mr. Altman”).

Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is:
c/o Perceptive Capital Solutions Holdings
51 Astor Place
10th Floor
New York, New York, 10003

Perceptive Capital Solutions Holdings is a Cayman Islands limited liability company.
Mr. Stone is a United States citizen.
Mr. Altman is a United States citizen.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G70077105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor. The Sponsor is governed by a board of directors consisting of two directors, Mr. Stone and Mr. Altman. As such, Mr. Stone and Mr. Altman have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the reported securities. Neither Mr. Stone nor Mr. Altman directly holds any Class A ordinary shares or Class B ordinary shares of the Issuer.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the reported securities (other than securities reported as directly held by such Reporting Person).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Exhibit List

Exhibit 1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

PERCEPTIVE CAPITAL SOLUTIONS HOLDINGS

By:	/s/ Sam Cohn
	Name:	Sam Cohn
	Title:	Secretary

/s/ Adam Leo Stone
ADAM LEO STONE

/s/ Michael Seth Altman
MICHAEL SETH ALTMAN

EXHIBIT 1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: November 8, 2024

PERCEPTIVE CAPITAL SOLUTIONS HOLDINGS

By:	/s/ Sam Cohn
	Name:	Sam Cohn
	Title:	Secretary

/s/ Adam Leo Stone
ADAM LEO STONE

/s/ Michael Seth Altman
MICHAEL SETH ALTMAN